SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ____________


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003


                       AIR METHODS CORPORATION 401(K) PLAN
                              (Full title of plan)


                             AIR METHODS CORPORATION
                7301 SOUTH PEORIA ST., ENGLEWOOD, COLORADO 80112
  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                              REQUIRED INFORMATION

The financial statements and schedule of the Air Methods Corporation 401(k) Plan as of and for the years ended December 31, 2003 and 2002, prepared in accordance with the financial reporting requirements of ERISA, along with the reports thereon of independent registered public accounting firms, are provided beginning on page 1 attached hereto.

                                     EXHIBIT

23.1 Consent of Grant Thornton LLP

23.2 Consent of KPMG LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                       AIR METHODS CORPORATION 401(K) PLAN
                                 (Name of Plan)


Dated: June 28, 2004                      By: /s/ Sharon M. Northern
                                              ----------------------
                                              Sharon M. Northern
                                              Planning & Analysis Manager
                                              Air Methods Corporation
                                              Plan Administrator

                       AIR METHODS CORPORATION 401(K) PLAN

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 2003 and 2002

          (With Reports of Independent Public Accounting Firms Thereon)

                       AIR METHODS CORPORATION 401(K) PLAN

                                TABLE OF CONTENTS

                                                                            Page

Report of Grant Thornton LLP - Independent Registered
     Public Accounting Firm                                                    1

Report of KPMG LLP - Independent Registered Public
     Accounting Firm                                                           2

Statements of Net Assets Available for Participant Benefits
     December 31, 2003 and 2002                                                3

Statements of Changes in Net Assets Available for Participant Benefits
     Years Ended December 31, 2003 and 2002                                    4

Notes to Financial Statements                                                  5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     December 31, 2003                                                        10

                        REPORT OF INDEPENDENT REGISTERED

                             PUBLIC ACCOUNTING FIRM


The Audit Committee

Air Methods Corporation


We have audited the accompanying statement of net assets available for participant benefits of Air Methods Corporation 401(k) Plan as of December 31, 2003, and the related statement of changes in net assets available for participant benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Plan as of December 31, 2003, and the changes in net assets available for participant benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/Grant Thornton LLP


Denver, Colorado

June 21, 2004

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Air Methods Corporation:

We have audited the accompanying statement of net assets available for participant benefits of the Air Methods Corporation 401(k) Plan (the Plan) as of December 31, 2002, and the related statement of changes in net assets available for participant benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Plan as of December 31, 2002, and the changes in net assets available for participant benefits for the year then ended in conformity with U.S. generally accepted accounting principles.


                                    KPMG LLP


Denver, Colorado
July 3, 2003

                       AIR METHODS CORPORATION 401(K) PLAN

           Statements of Net Assets Available for Participant Benefits

                           December 31, 2003 and 2002

                                                                          2003         2002
                                                                       -----------  ----------
Assets:
   Investments, at fair value                                          $18,982,419  12,798,257
   Air Methods Corporation common stock, at fair value                   1,282,918     805,057
   Loans to participants                                                   706,530     606,061
                                                                       -----------  ----------

                   Net assets available for participant benefits       $20,971,867  14,209,375
                                                                       ===========  ==========

See accompanying notes to financial statements.

                       AIR METHODS CORPORATION 401(K) PLAN

     Statements of Changes in Net Assets Available for Participant Benefits

                     Years ended December 31, 2003 and 2002


                                                                 2003         2002
                                                             ------------  -----------
Additions to net assets attributed to:
  Contributions:
    Employer                                                 $ 1,740,173    1,597,248
    Participants                                               2,538,452    2,423,378
    Rollover                                                     195,816      224,846
                                                             ------------  -----------

                                                               4,474,441    4,245,472
                                                             ------------  -----------
  Investment income (loss):
    Net realized and unrealized appreciation (depreciation)
      of investments (note 3)                                  3,442,973   (2,719,220)
    Interest and dividends                                       217,669      218,379
                                                             ------------  -----------

            Net investment income (loss)                       3,660,642   (2,500,841)
                                                             ------------  -----------

            Total additions                                    8,135,083    1,744,631
                                                             ------------  -----------

Deductions from net assets attributed to:
  Distributions to participants, including administrative
    expenses and other                                        (1,372,591)    (639,213)
                                                             ------------  -----------

            Net increase in net assets available
                for participant benefits                       6,762,492    1,105,418
                                                             ------------  -----------

Net assets available for participant benefits:
  Beginning of year                                           14,209,375   13,103,957
                                                             ------------  -----------

  End of year                                                $20,971,867   14,209,375
                                                             ============  ===========

See accompanying notes to financial statements.

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF FINANCIAL STATEMENT PRESENTATION

          The Air Methods Corporation 401(k) Plan (the Plan) is a defined contribution plan sponsored by Air Methods Corporation (the Employer).

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for participant benefits and the changes in those net assets.

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to plan assets during the reporting period. Actual results could differ from those estimates.

     (b)  INVESTMENTS

          The Plan's investments are managed by Wells Fargo Trust Operations (Wells Fargo), the trustee of the Plan. Investments in mutual funds are stated at fair values based upon quoted market prices of securities underlying the funds. The common stock of the Employer is stated at fair value based upon published market price. The Cash Investment Money Market Fund is stated at cost, which approximates market. Changes in market values after the plan year-end are not reflected in the accompanying financial statements. Investment transactions are recorded on the date of purchase or sale (trade date). Dividend income is recorded on the ex-dividend date. Gains and losses on sales of investments are determined using the average-cost method.

          The Stable Return Fund is an unallocated insurance contract that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts. These contracts are carried in the fund at cost plus accrued interest, which approximates fair market value. The Stable Return Fund is reported at contract value, which approximates fair market value. The crediting interest rates are fixed for the life of the underlying investment or change quarterly. The average yields for the years ended December 31, 2003 and 2002 were approximately 4.52% and 5.88%, respectively. The crediting interest rates as of December 31, 2003 and 2002 ranged from 3.56% - 7.7% and 1.53% - 8.04%, respectively.

     (c)  LOANS TO PARTICIPANTS

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account. Loans to plan participants are recorded at the amounts borrowed plus accrued interest less principal balances repaid. The loans bear interest at the prime rate plus 1% and have maximum terms of 5 years, except for loans for primary residences, which may have a term of up to 15 years. The interest rates on loans outstanding were 5.25% to 10.50% at December 31, 2003 and 2002.


                                        5                           (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(2)  PLAN DESCRIPTION

     The following summary of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL

          The Plan was established effective January 1, 1989 by the Employer for the benefit of its employees and to qualify under Section 401(k) of the Internal Revenue Code (IRC). The Employer contracts with the trustee for the investing, safekeeping, and accounting for the Plan's assets and valuation of the individual participant's accounts.

          Employees who have completed 1 hour of service and are over the age of 18 are eligible to participate in the Plan.

          Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of plan termination, the participants would become 100% vested in their accounts.

          Each participant is assessed an annual administrative fee, which is accounted for as a distribution and varies based upon the number of participants and rates negotiated by the Employer. All other plan expenses are paid by the Employer.

     (b)  CONTRIBUTIONS

          During 2003 and 2002, the Employer made discretionary matching contributions equal to 60% of the first 6% of compensation (the Employer matching contribution) contributed by the employee. During the years ended December 31, 2003 and 2002, the Employer also made discretionary profit-sharing contributions of 2% of compensation.

          Participants may annually contribute any percentage of their annual compensation, subject to annual IRC limitations ($12,000 in 2003 and $11,000 in 2002). The contributions are invested at the direction of the participant in a variety of investment options, as described in note  3.

     (c)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contributions and allocations of a) the Employer's discretionary contributions and b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  DISTRIBUTIONS

          Withdrawals from the Plan may be made by a participant or beneficiary upon death, disability, retirement, financial hardship, or termination of employment. Distributions are either in a lump-sum cash payment or through a ten-year certain life annuity.


                                        6                           (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

          Benefits are recorded when paid. For financial statement reporting purposes, benefits payable are not accrued but are considered as part of net assets available for participant benefits. There were no benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2003 or 2002.

     (e)  VESTING

          Participant contributions and employer discretionary profit sharing contributions and the earnings thereon are fully vested at all times. Vesting of Employer matching contributions and the earnings thereon is based on years of continuous service, as follows:

                                                      NONFORFEITABLE
                                  YEARS OF                VESTED
                                  SERVICE               PERCENTAGE
                                  -------               ----------
                                     1                     33.33%
                                     2                     66.67%
                                     3                    100.00%

          At December 31, 2003 and 2002, forfeited nonvested accounts totaled $72,527 and $41,620, respectively. These accounts will be used to reduce future Employer contributions. During 2003 and 2002, Employer contributions were reduced by $499 and $24,192, respectively from forfeited nonvested accounts.

     (f)  PLAN AMENDMENTS

          During 2002, the Plan was amended to allow eligible employees to contribute up to 100% of their base compensation, subject to statutory limitations, and to allow for catch up contributions for certain participants who have reached the age of 50.

(3)  INVESTMENTS

     The Plan's various investment options consist of the following:

     GROWTH FUNDS - mutual funds consisting primarily of common stocks with a record of paying dividends, and which are widely recognized Standard & Poor's 500 and Standard & Poor's Mid-Cap issues or are of firms that have had significant earnings growth over the past 10 years.

     GROWTH & INCOME FUNDS - mutual funds consisting primarily of common stocks of well-known companies with histories of stable and improving revenue and earnings, and fixed income and money market securities.

     BOND FUND - mutual fund consisting of Government agency mortgage-related securities and investment grade corporate debt securities and debt securities of the U.S. Government or its agencies.

     INTERNATIONAL FUND - mutual fund consisting primarily of common stocks of companies outside the United States.

     MONEY MARKET FUND - mutual fund consisting of short-term money market securities.


                                        7                           (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     STABLE RETURN FUND - fund similar to a certificate of deposit where funds deposited earn a guaranteed rate of return paid by the trustee.

     EMPLOYER  STOCK  -  common  stock  of  Air  Methods  Corporation.

     The following presents investments that represent 5% or more of the Plan's net assets available for participant benefits at December 31:

                                                                         FAIR VALUE
                                                                   -----------------------
                                                                      2003        2002
                                                                   ----------  -----------

Janus Mercury Fund                                                 $1,779,208   1,311,667

Wells Fargo Large Company Growth Fund                               1,614,151     985,368

American Century Income & Growth Fund                               1,306,371     859,613

American Century Small Cap Value Fund                               1,187,621     801,219

Dreyfus Intermediate Term Income Fund                               1,861,632   1,396,735

Wells Fargo Cash Investment Money Market Funds                      1,073,085     812,833

Wells Fargo Stable Return Fund                                      1,772,468   1,451,555

Air Methods Corporation Common Stock                                1,282,918     805,057

Janus Enterprise Fund                                               1,223,595          -*

*Investment not in excess of 5% of Plan assets at respective date.

Net appreciation (depreciation) in fair value for the years ended
December 31, including realized gains and losses, was as follows:

                                                                      2003        2002
                                                                   ----------  -----------

Mutual funds                                                       $3,045,700  (2,655,304)

Air Methods Corporation Common Stock                                  397,273     (63,916)
                                                                   ----------  -----------

                                                                   $3,442,973  (2,719,220)
                                                                   ==========  ===========


                                        8                           (Continued)

                       AIR METHODS CORPORATION 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(4)  FEDERAL INCOME TAXES

     The Plan has received a determination letter dated August 30, 2001 from the Internal Revenue Service stating that the Plan constitutes a qualified plan under Section 401(k) of the IRC and is, therefore, exempt from federal income taxes under provisions of Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

     Except for participant after-tax contributions, participants are not subject to income taxes on contributions or other accumulations in their account until a distribution is made from the Plan.

(5)  RISKS AND UNCERTAINTIES

     Investments, in general, are exposed to various risks, such as significant world events and interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

                                                                                           SCHEDULE

                               AIR METHODS CORPORATION 401(K) PLAN

                  Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

                                        December 31, 2003


IDENTITY OF ISSUER, BORROWER, LESSOR, OR SIMILAR PARTY, AND DESCRIPTION OF INVESTMENT   FAIR VALUE
--------------------------------------------------------------------------------------  -----------

Growth Funds:
  Janus Mercury Fund                                                                    $ 1,779,208
  Janus Enterprise Fund                                                                   1,223,595
  Lord Abbett Mid Cap Value Fund                                                            979,886
  *Wells Fargo Index Fund                                                                   923,410
  *Wells Fargo Large Company Growth Fund                                                  1,614,151
  *Wells Fargo Small Cap Growth Fund                                                        925,785
  *Wells Fargo Outlook 2030 Fund                                                            975,620
  *Wells Fargo Outlook 2040 Fund                                                            884,375
                                                                                        -----------

                                                                                          9,306,030
                                                                                        -----------

Growth & Income Funds:
  MFS Capital Opportunities Fund                                                            821,325
  American Century Income & Growth Fund                                                   1,306,371
  American Century Small Cap Value Fund                                                   1,187,621
  *Wells Fargo Outlook 2010 Fund                                                            198,570
  *Wells Fargo Outlook 2020 Fund                                                            828,158
                                                                                        -----------

                                                                                          4,342,045
                                                                                        -----------

Bond Fund:
  Dreyfus Intermediate Term Income Fund                                                   1,861,632
                                                                                        -----------

International Fund:
  Janus Adviser International Fund                                                          627,159
                                                                                        -----------

*Wells Fargo Cash Investment Money Market Funds                                           1,073,085
*Wells Fargo Stable Return Fund                                                           1,772,468
                                                                                        -----------

        Total investments                                                                18,982,419

Air Methods Corporation common stock                                                      1,282,918
*Participant loans (interest rates ranging from 5.25% to 10.50%)                            706,530
                                                                                        -----------

                                                                                        $20,971,867
                                                                                        ===========

*  Represents  a  party-in-interest.

See  accompanying  independent  auditors'  report.